Mail Stop 6010

								December 16, 2005


Peter Riehl
Chief Executive Officer
Stellar International Inc.
544 Egerton Street
London, Ontario N5W 3Z8
Canada

	Re:	Stellar International Inc.
		Form 10-KSB for the Year Ended December 31, 2004
		Filed April 1, 2005
		File No. 000-31198

Dear Mr. Riehl:

	We understand that our accounting staff is currently conducting a review of your Form 10-KSB and periodic reports. Our letter dated November 23, 2005 stated that the review was limited the financial statements and related disclosure. As additional information has recently come to our attention, we considered it necessary to issue additional comments. This review is limited to your agreement with
Technimed, the filing of exhibits and press releases, and related party disclosure. We have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-KSB

General

1. We note from your website and press release dated August 22,
2005
that you signed a licensing agreement with TECHNIMED of Lebanon for distribution and sale of one of your products in Syria. Please describe for us the nature and extent of your current, historic, and anticipated contacts with Syria, including through joint ventures, subsidiaries, affiliates, licensing and other agreements, and other direct or indirect arrangements.

2. Please address the materiality of your operations in, and contacts with, Syria, particularly in light of the fact that Syria is identified as a state sponsor of terrorism by the U.S. State Department and is subject to U.S. export controls imposed, in part, as a result of its actions in support of terrorism and its pursuit of weapons of mass destruction and missile programs. Discuss whether your contacts with Syria constitute a material investment risk for your security holders in light of the foregoing factors. Discuss also whether you deem other effects of your contacts with Syria, including any operational or regulatory compliance difficulties, to be material.

3. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that
Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism.

4. We note from your website that you regularly make earnings press releases after you have calculated your results of operations at the end of each quarter and year. For example, you made such releases on
November 11, 2005; August 11, 2005; May 11, 2005; and March 31,
2005.
We further note you have not filed any Forms 8-K after making these releases. In this respect, it appears you have not complied with Item
2.02 of Form 8-K. Please file a Form 8-K for each of the earnings press releases you have made during the past year, and confirm for us supplementally that you will timely comply with Item 2.02 of Form 8-K going forward.


Item 12.  Certain Relationships and Related Party Transactions,
page
36

5. We note that you entered into supply and licensing agreements with
SJ Pharmaceuticals in March 2004.  It appears that SJ
Pharmaceuticals
is an affiliate of SJ Strategic Investments, LLC, a 22.8% shareowner.
Please file the supply and licensing agreements and provide all disclosure required by Item 404 of Regulation S-B.

Item 13. Exhibits and Reports on Form 8-K, page 36

6. The footnotes to your exhibit index refer to amendments to your Form 10-SB filed on February 4, 2002; April 26, 2003; and March 31,
2004.  It does not appear that you filed amendments to your Form
10-SB
on any of these dates. Therefore, please revise your exhibit index so it identifies the filings with which the exhibits were included. If these exhibits have not yet been filed, please file them in your amended Form 10-KSB.

7. Also, another footnote to your exhibit index refers to a Form
10-SB
amendment "to be filed." However, the exhibits to which this footnote pertains-the CFO and CEO certifications-appear to be included directly with your Form 10-KSB.

* Please revise the exhibit index so it does not indicate the certifications are incorporated by reference from another filing.
* Please be aware that although it is permissible to incorporate by reference exhibits from past SEC filings, it is generally not permissible to incorporate by reference from future SEC filings. Exhibits should be filed at the time the report describing them is filed.

*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Greg Belliston at (202) 551-3861 or me at
(202)
551-3715 with any questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director
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Peter Riehl
Stellar International Inc.
December 16, 2005
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